Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2016

Revenue was a record high of $814.8 million in 4Q16, an increase of 5.2%
QoQ from $774.8 million in 3Q16 and an increase of 33.5% YoY from $610.1 million in 4Q15.
Gross profit was $246.0 million in 4Q16, compared to $232.1 million in 3Q16 and $173.9 million in 4Q15.
Gross margin was 30.2% in 4Q16, compared to 30.0% in 3Q16 and 28.5% in 4Q15.
Net profit for the period attributable to SMIC was $104.0 million in 4Q16, as compared to $113.6 million in 3Q16 and $38.6 million in 4Q15.

Set out below is a copy of the full text of the press release by the Company and its subsidiaries (the “Group”) on February 14, 2017, in relation to its unaudited results for the three months ended December 31, 2016.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with IFRS unless otherwise stated below.

Shanghai, China – February 14, 2017. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC,” the “Company,” or “our”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2016.

First Quarter 2017 Guidance:

The following statements are forward looking statements based on current expectations and involved risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below. The Company expects:

Revenue to decline by 2% to 4% QoQ.
Gross margin to range from 25% to 28%.
Non-GAAP operating expenses, excluding the effect of employee bonus accrual, government funding and gain from the disposal of living quarters, to range from $158 million to $164 million.
Non-controlling interests of our majority-owned subsidiaries to range from positive $6 million to positive $8 million (losses to be borne by non-controlling interests).

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, commented, “We just finished another record year in 2016 with great performance and significant business accomplishments. We recorded historical high revenue of $2.9 billion and annual revenue growth of 30.3% in 2016, outpacing the foundry industry growth rate by almost 3 times. Operating profit reached an all-time high of $339.2 million, representing 12% operating margin. Net margin was a high of 11% and net profit attributable to SMIC reached a record high of $376.6 million. EBITDA surpassed $1 billion for the first time, and we achieved an improved annual ROE of 9.6% from 7.6% in the prior year. In 2016, we successfully acquired LFoundry S.r.l. (“LFoundry”, the Company’s majority-owned subsidiary in Avezzano, Italy), thus securing a significant foothold in the auto IC market. I am also proud of the team’s quick ramp up of our Beijing JV fab and Shenzhen fab, while maintaining high overall utilization of 97.5% last year. In addition, SMIC exemplified productivity improvement with an 8.9% increase in revenue per headcount in 2016 compared to 2015.

We achieved our 8th consecutive quarter of record high revenue: $814.8 million, representing a growth of 33.5% year over year and 5.2% quarter over quarter. Our Q4 gross margin was 30.2% and annualized ROE maintained double digit at 10.1%.

We experienced great demand from 40nm in 2016, and in 2017 we begin to transition some of our 28/40nm flexible capacity towards 28nm. Other growth drivers in 2017 include a more diverse variety of mature technologies.

We reiterate our target of 20% compounded annual growth from 2016 to 2019, and for 2017, we target revenue growth of 20% year over year, gross margin of mid to high-20’s% and EBITDA margin of high-30’s%.

We have an advantageous position here in China, and we continue to work hard to seize opportunities for the benefit of our stakeholders.”

Conference Call / Webcast Announcement

Date: February 15, 2017
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

China	+86 400-620-8038	(Pass code: SMIC)
Hong Kong	+852 3018-6771	(Pass code: SMIC)
Taiwan	+886 2-2650-7825	(Pass code: SMIC)
United States, New York	+1 845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php or http://edge.media-server.com/m/p/irxikncv.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “First Quarter 2017 Guidance”, “CapEx Summary” and the statements contained in the quotes of our CEO are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “target” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition in the semiconductor industry, SMIC’s reliance on a small number of customers, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets, orders or judgments from pending litigation, intensive intellectual property litigation in semiconductor industry, general economic conditions and fluctuations in currency exchange rates.

In addition to the information contained in this press release, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 25, 2016, as amended on December 9, 2016, especially in the “Risk Factors” section and such other documents that we may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP measures of operating results that are adjusted to exclude finance cost, depreciation and amortization, income tax benefits and expenses, the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. This earnings release also includes first quarter 2017 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. This earnings release includes EBITDA margin and non-GAAP operating expenses which consist of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. These non-GAAP financial measures are not calculated or presented in accordance with, and are not alternatives or substitutes for financial measures prepared in accordance with IFRS, and should be read only in conjunction with the Group’s financial measures prepared in accordance with IFRS. The Group’s non-GAAP financial measures may be different from similarly-titled non-GAAP financial measures used by other companies.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group’s business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis because the effect of these adjustment items excluded for the purpose of non-GAAP operating expenses guidance are subject to some unpredictable conditions that cannot be estimated with reasonable certainty.

Summary of Fourth Quarter 2016 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	4Q16	3Q16	QoQ	4Q15	YoY
Revenue	814,802	774,845	5.2%	610,148	33.5%
Cost of sales	(568,790)	(542,742)	4.8%	(436,211)	30.4%

Gross profit	246,012	232,103	6.0%	173,937	41.4%
Operating expenses	(196,994)	(123,471)	59.5%	(132,340)	48.9%

Profit from operations	49,018	108,632	-54.9%	41,597	17.8%
Other income (expense), net	473	4,471	-89.4%	(5,749)	—

Profit before tax	49,491	113,103	-56.2%	35,848	38.1%
Income tax benefit (expense)	8,547	(960)	—	(5,770)	—

Profit for the period	58,038	112,143	-48.2%	30,078	93.0%
Other comprehensive income:
Exchange differences on translating foreign operations	(11,250)	445	—	(3,447)	226.4%
Change in value of available-for-sale financial assets	617	653	-5.5%	30	1,956.7%
Cash flow hedges	(34,912)	285	—	—	—
Actuarial gains and losses on defined benefit plans	1,438	82	1653.7%	—	—
Others	—	(3)	—	—	—

Total comprehensive income for the period	13,931	113,605	-87.7%	26,661	-47.7%

Profit for the period attributable to:
SMIC	104,008	113,561	-8.4%	38,604	169.4%
Non-controlling interests	(45,970)	(1,418)	3141.9%	(8,526)	439.2%

Profit for the period	58,038	112,143	-48.2%	30,078	93.0%
Gross margin	30.2%	30.0%		28.5%
Earnings per ordinary share(1) Basic	0.02	0.03		0.01
Diluted	0.02	0.02		0.01
Earnings per ADS(2) Basic	0.12	0.13		0.05
Diluted	0.11	0.12		0.05
Wafers shipped (in 8” equivalent wafers)	1,096,011	1,058,504		820,904
Capacity utilization(3)	96.5%	97.2%		100.4%

Note:

(1)	Based on weighted average ordinary shares of 4,239 million (basic) and 5,055 million (diluted) in 4Q16, 4,221 million (basic) and 5,027 million (diluted) in 3Q16, and 4,197 million (basic) and 4,537 million (diluted) in 4Q15. The basic and diluted earnings per share for the prior periods have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares consolidated into one consolidated share, which was accounted for as a reverse stock split effective on December 6, 2016 (“Share Consolidation”)

(2)	Each ADS represents 5 ordinary shares.

(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Revenue increased by 5.2% QoQ from $774.8 million in 3Q16 to $814.8 million in 4Q16 mainly due to 1) an increase in wafer shipments in 4Q16 excluding LFoundry and 2) the revenue contributed from LFoundry (LFoundry only contributed for 2 months in 3Q16 as the Company acquired its 70% interest on July 29, 2016).
Cost of sales was $568.8 million in 4Q16, up 4.8% QoQ from $542.7 million in 3Q16.
Gross profit was $246.0 million in 4Q16, an increase of 6.0% QoQ from $232.1 million in 3Q16.
Gross margin was 30.2% in 4Q16, as compared to 30.0% in 3Q16.
Operating expenses were $197.0 million in 4Q16, an increase of 59.5% QoQ from $123.5 million in 3Q16, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.
Income tax benefit was $8.5 million in 4Q16, as compared to income tax expenses of $1.0 million in 3Q16. The change in income tax benefit (expense) was mainly due to the recognition of deferred tax benefits.
Exchange differences on translating foreign operations were $11.3 million loss in 4Q16, as compared to $0.4 million gain in 3Q16, due to the translation difference at the end of the reporting period arising from certain subsidiaries using RMB as the functional currency.
Cash flow hedges were $34.9 million loss in 4Q16, as compared to $0.3 million gain in 3Q16. This relates to the temporary changes in connection with the fair value of the cross currency swap contracts designated as effective cash flow hedge. Please refer to the Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income – Note (4) for details.
Non-controlling interests were $46.0 million in 4Q16, as compared to $1.4 million in 3Q16, mainly due to the recognition in 4Q16 of the contribution to SMIC group’s advanced technology R&D expenses incurred in 2015 by Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”, the Company’s majority-owned subsidiary in Beijing).

Analysis of Revenue

Revenue Analysis
By Application	4Q16	3Q16	4Q15
Computer	3.9%	3.9%	5.4%
Communications	44.3%	46.1%	56.2%
Consumer	37.4%	40.7%	30.0%
Others	14.4%	9.3%	8.4%
By Service Type	4Q16	3Q16	4Q15

Wafers	96.4%	96.8%	95.3%
Mask making, testing, others	3.6%	3.2%	4.7%
By Geography	4Q16	3Q16	4Q15

North America	33.2%	28.3%	32.6%
China(1)	47.8%	51.6%	45.0%
Eurasia(2)	19.0%	20.1%	22.4%
Wafer Revenue Analysis

By Technology	4Q16	3Q16	4Q15

28 nm	3.5%	1.4%	0.3%
40/45 nm	23.6%	22.6%	16.6%
55/65 nm	19.8%	20.8%	24.0%
90 nm	1.6%	2.2%	2.9%
0.11/0.13 µm	14.8%	12.7%	9.8%
0.15/0.18 µm	34.2%	37.2%	43.7%
0.25/0.35 µm	2.5%	3.1%	2.7%

Note:
(1) Including Hong Kong, but excluding Taiwan
(2) Excluding China and Hong Kong

Capacity*

Fab	4Q16	3Q16
Shanghai 200mm Fab	108,000	107,000
Shanghai 300mm Fab	45,000	45,000
Beijing 300mm Fab	96,750	87,750
Tianjin 200mm Fab	45,000	45,000
Shenzhen 200mm Fab	31,000	31,000
Majority-Owned Beijing 300mm Fab	40,500	34,875
Majority-Owned Avezzano 200mm Fab	40,000	40,000

Total monthly wafer fabrication capacity	406,250	390,625

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

Monthly capacity increased to 406,250 8-inch equivalent wafers in 4Q16 from 390,625 8-inch equivalent wafers in 3Q16, primarily because of the capacity expansion in our Beijing 300mm fab and our majority-owned Beijing 300mm fab in 4Q16.

Shipment and Utilization

8” equivalent wafers	4Q16	3Q16	QoQ	4Q15	YoY
Wafer shipments	1,096,011	1,058,504	3.5%	820,904	33.5%
Utilization rate(1)	96.5%	97.2%	—	100.4%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	4Q16	3Q16	QoQ	4Q15	YoY
Cost of sales	568,790	542,742	4.8%	436,211	30.4%
Depreciation	159,778	136,628	16.9%	112,351	42.2%
Other manufacturing costs	407,870	404,994	0.7%	321,809	26.7%
Share-based compensation	1,142	1,120	2.0%	2,051	-44.3%
Gross profit	246,012	232,103	6.0%	173,937	41.4%
Gross margin	30.2%	30.0%	—	28.5%	—

Cost of sales was $568.8 million in 4Q16, up 4.8 % QoQ from $542.7 million in 3Q16.
Depreciation within the cost of sales increased by 16.9% to $159.8 million in 4Q16, compared to $136.6 million in 3Q16.
Other manufacturing costs within the cost of sales increased by 0.7% to $407.9 million in 4Q16, compared to $405.0 million in 3Q16.
Gross profit was $246.0 million in 4Q16, an increase of 6.0% QoQ from $232.1 million in 3Q16.
Gross margin was 30.2% in 4Q16, as compared to 30.0% in 3Q16.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	4Q16	3Q16	QoQ	4Q15	YoY
Operating expenses	196,994	123,471	59.5%	132,340	48.9%
Research and development, net	118,325	81,898	44.5%	66,121	79.0%
General and administrative	60,934	35,449	71.9%	67,253	-9.4%
Selling and marketing	9,087	8,009	13.5%	12,358	-26.5%
Other operating loss (income)	8,648	(1,885)	—	(13,392)	—

R&D expenses increased by $36.4 million QoQ to $118.3 million in 4Q16, compared to $81.9 million in 3Q16. Excluding the funding of R&D contracts from the government, R&D expenses increased by $49.5 million QoQ to $141.0 million in 4Q16. The change was mainly due to higher level of R&D activities in 4Q16. Funding of R&D contracts from the government was $22.7 million in 4Q16, compared to $9.6 million in 3Q16.

General and administrative expenses increased by 71.9% to $60.9 million in 4Q16, compared to $35.4 million in 3Q16. The increase was mainly due to accrued employee bonus in 4Q16.

The change in other operating loss (income) was mainly due to a loss arising from the disposal of equipment in 4Q16.

Other Income (Expense), Net

Amounts in US$ thousands	4Q16	3Q16	QoQ	4Q15	YoY
Other income (expense), net	473	4,471	-89.4%	(5,749)	—
Interest income	4,674	3,045	53.5%	1,496	212.4%
Finance costs	(9,253)	(1,236)	648.6%	(2,783)	232.5%
Foreign exchange gains or losses	481	(2,274)	—	(5,466)	—
Other gains or losses, net	5,984	7,810	-23.4%	8,871	-32.5%
Share of loss of investment using equity method	(1,413)	(2,874)	-50.8%	(7,867)	-82.0%

The increase in finance costs was mainly due to government funding recognized as a reduction of interest expense in 3Q16.

The decrease in other gains or losses, net was mainly due to 1) the change in the fair value in respect of the cross-currency swap contracts for the purpose of hedging against the foreign exchange risk relating to the RMB denominated liabilities including bank loans, short-term notes and medium-term notes and 2) the change in the fair value recognized in relating to the put option, which was granted by Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”), to the Group to sell the shares of Suzhou Changjiang Electric Xinke Investment Co., Ltd (“Changjiang Xinke”) to JCET, pursuant to an investment exit agreement entered into by SilTech Shanghai (a subsidiary of SMIC), JCET and Jiangsu Xinchao Technology Group Co., Ltd (a substantial shareholder of JCET).

The change in share of loss of investment using equity method was mainly due to a decrease of the loss attributable to Changjiang Xinke.

Depreciation and Amortization

Amounts in US$ thousands	4Q16	3Q16	QoQ	4Q15	YoY
Depreciation and amortization	215,586	185,688	16.1%	142,717	51.1%

The increase in depreciation and amortization in 4Q16 was primarily due to an increase in the capacity of our majority-owned Beijing 300mm fab, Shanghai 300mm fab and Shenzhen 200mm fab in 2016.

Liquidity

Amounts in US$ thousands	4Q16	3Q16
Cash and cash equivalent	2,126,011	1,634,752
Restricted cash	337,699	493,031
Other financial assets(1)	31,543	141,082
Trade and other receivables	645,822	754,140
Prepayment and prepaid operating expenses	27,649	35,878
Inventories	464,216	459,299
Assets classified as held-for-sale	50,813	53,379
Total current assets	3,683,753	3,571,561
Current tax liabilities	460	245
Other financial liabilities	6,348	443
Accrued liabilities	230,450	163,663
Deferred government funding	116,021	118,361
Convertible bonds	391,401	402,854
Short-term notes	86,493	89,955
Short-term Borrowings	209,174	66,655
Trade and other payables	940,553	1,099,528
Total current liabilities	1,980,900	1,941,704
Cash Ratio(2)	1.1x	0.8x
Quick Ratio(3)	1.6x	1.6x
Current Ratio(4)	1.9x	1.8x

Note:

(1)	Other financial assets mainly contain financial products sold by bank and bank deposits over 3 months.

(2)	Cash and cash equivalent divided by total current liabilities.

(3)	Current assets excluding inventories divided by total current liabilities

(4)	Total current assets divided by total current liabilities.

Capital Structure

Amounts in US$ thousands	4Q16	3Q16
Cash and cash equivalent	2,126,011	1,634,752
Restricted cash- current	337,699	493,031
Restricted cash- non current	20,080	21,359
Other financial assets(1)	31,543	141,082
Short-term borrowings	209,174	66,655
Long-term borrowings	1,233,594	1,240,343
Short-term notes	86,493	89,955
Medium-term notes	214,502	222,911
Convertible bonds- current	391,401	402,854
Convertible bonds- non current	395,210	391,541
Corporate bonds	494,909	494,474
Total debt	3,025,283	2,908,733
Net debt(2)	867,729	1,132,899
Equity	5,403,227	5,315,556
Total debt to equity ratio(3)	56.0%	54.7%
Net debt to equity ratio(4)	16.1%	21.3%

Note:

(1)	Other financial assets mainly contain financial products sold by bank and bank deposits over 3 months.

(2)	Net debt is total debt minus cash and cash equivalent, and other financial assets.

(3)	Total debt divided by equity.

(4)	Net debt divided by equity.

Cash Flow

Amounts in US$ thousands	4Q16	3Q16
Net cash from operating activities	405,516	199,532
Net cash used in investing activities	(128,199)	(687,808)
Net cash from financing activities	231,016	539,193
Effect of exchange rate changes	(17,074)	(2,836)
Net change in cash and cash equivalent	491,259	48,081

Capex Summary

Capital expenditures were $480.6 million in 4Q16, compared to $670.9 million in 3Q16.
The 2016 capital expenditures for foundry operations were $2,626.2 million, of which
$1,239.7 million was spent for the expansion of capacity in our majority-owned Beijing
300mm fab. The 2016 capital expenditures for non-foundry operations were $68.5 million primarily for the construction of employees’ living quarters.
The planned 2017 capital expenditures for foundry operations are approximately $2.3 billion, of which approximately $900 million will be spent for the expansion of capacity in our majority-owned Beijing 300mm fab.
The planned 2017 capital expenditures for non-foundry operations are approximately $70 million, mainly for the construction of employees’ living quarters.

Recent Highlights and Announcements

Notification of Board Meeting (2017-01-20)
Inside Information Announcement- SMIC Reaffirms Fourth Quarter 2016 Guidance (2017-01-19)
Continuing Connected Transactions in Relation to Framework Agreement (2016-12-29)
(1) Amendment to Continuing Connected Transactions Agreement — Supplemental Agreement to the
Framework Agreement and (2) Connected Transactions — Provisions of Guarantees to Connected
Person (2016-12-21)

List of Directors and Their Roles and Functions (2016-12-21)
Appointment of Independent Non-executive Director (2016-12-21)
Supplemental Agreement Relating to Discloseable Transaction and Connected Transaction in Relation to Disposal of 19.61% Equity Interest in Holdco A by Siltech Shanghai to JCET (2016-12-11)
SMIC Announces Reverse Stock Split (2016-12-09)
(1) Poll Results of Extraordinary General Meeting Held on 6 December 2016 (2) Share
Consolidation Becoming Effective on 7 December 2016 (3) Adjustments in Relation to Other
Securities of the Company (2016-12-06)

Ningbo Semiconductor International Corporation Officially Inaugurated (2016-11-23)
Grant of Options (2016-11-18)
Voluntary Announcement Expected Adjustment to Conversion Price and Number of Conversion Shares of Convertible Bonds Resulted from Share Consolidation (2016-11-18)
Circulars — Notification Letter and Request Form for Non-registered Shareholders (2016-11-17)
Expected Timetable in Relation to Proposed Share Consolidation and Proposed Change in Board
Lot Size (2016-11-17)
Closure of Register of Members (2016-11-17)

Circulars — Notification Letter for Registered Shareholders (2016-11-17)
Notice of Extraordinary General Meeting (2016-11-17)
Circulars — (1) Proposed Share Consolidation and Proposed Change in Board Lot Size and(2)
Continuing Connected Transactions in Relation to Framework Agreement and(3) Non-exempt
Connected Transactions — Proposed Grant of Restricted Share Units to Directors and Chief
Executive Officer and (4) Notice of Extraordinary General Meeting (2016-11-17)

Form of Proxy for Use at the Extraordinary General Meeting to be Held on 6 December 2016 (2016-11-17)
Further Delay in Despatch of Circular (2016-11-15)
SMIC and IMECAS Sign A Cooperation Agreement for MEMS R&D and Foundry Platform (2016-11-15)
Delay in Timetable in Relation to Proposed Share Consolidation and Proposed Change in Board Lot Size (2016-11-11)
Recent Acquisitions of Shares in the Company by Tsinghua Unigroup (2016-11-10)
SMIC Reports Unaudited Results for the Three Months Ended September 30, 2016 (2016-11-07)
List of Directors and Their Roles and Functions (2016-11-07)
Resignation of Independent Non-executive Director and Appointment of Member of Compensation Committee (2016-11-07)
SMIC Shenzhen Launches Construction of the First 12-Inch IC Production Line in South China (2016-11-03)
Delay in Despatch of Circular (2016-11-02)
SMIC Standardizes on Synopsys’ StarRC for Signoff Parasitic Extraction (2016-10-26)
Delay in Despatch of Circular (2016-10-20)
Notification of Board Meeting (2016-10-18)
SMIC TianJin Launches Capacity Expansion Project; Expected to Become the World’s Largest Integrated 8-Inch IC Production Line (2016-10-17)
SMIC Shanghai Starts Construction of a New 12-Inch Wafer Fab (2016-10-13)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	December 31, 2016	September 30, 2016
	(Unaudited)	(Unaudited)
Revenue	814,802	774,845
Cost of sales	(568,790)	(542,742)

Gross profit	246,012	232,103

Research and development expenses, net	(118,325)	(81,898)
General and administration expenses	(60,934)	(35,449)
Sales and marketing expenses	(9,087)	(8,009)
Other operating (expense) income, net	(8,648)	1,885
Operating expenses	(196,994)	(123,471)
Profit from operation	49,018	108,632
Other income (expense), net	473	4,471
Profit before tax	49,491	113,103
Income tax benefit (expense)	8,547	(960)

Profit for the period	58,038	112,143

Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(11,250)	445
Change in value of available-for-sale financial assets	617	653
Cash flow hedges(4)	(34,912)	285
Actuarial gains and losses on defined benefit plans	1,438	82
Others	-	(3)
Total comprehensive income for the period	13,931	113,605

Profit for the period attributable to:
Owners of the Company	104,008	113,561
Non-controlling interests	(45,970)	(1,418)

	58,038	112,143

Total comprehensive income for the period attributable to:
Owners of the Company	60,795	115,016
Non-controlling interests	(46,864)	(1,411)

	13,931	113,605

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders(1)
Basic	0.02	0.03
Diluted	0.02	0.02
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders
Basic	0.12	0.13
Diluted	0.11	0.12
Shares used in calculating basic earnings per share(1)	4,238,806,114	4,221,432,758
Shares used in calculating diluted earnings per share(1)	5,055,349,038	5,027,107,093

Reconciliations of Non-GAAP Financial
Measures to Comparable GAAP Measures
Non-GAAP operating expenses(2)	(193,231)	(121,068)

EBITDA margin(3)	33.7%	38.7%

Note:

(1)	The basic and diluted earnings per share as well as the weighted average ordinary shares for the prior periods have been adjusted to reflect the impact of the Share Consolidation.

(2)	Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Group also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	December 31, 2016	September 30, 2016	December 31, 2015
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(196,994)	(123,471)	(132,340)
Employee bonus accrual	28,644	14,330	20,429
Government funding	(23,635)	(10,419)	(13,218)
Gain from the disposal of living quarters	(1,246)	(1,508)	(9,487)

Non-GAAP operating expenses	(193,231)	(121,068)	(134,616)

(3)	EBITDA margin is defined as profit for the period excluding the impact of the finance cost, depreciation and amortization, and income tax benefit and expense divided by revenue. SMIC uses EBITDA margin as a measure of operating performance; for planning purposes, including the preparation of the Group’s annual operating budget; to allocate resources to enhance the financial performance of the Group’s business; to evaluate the effectiveness of the Group’s business strategies; and in communications with SMIC’s board of directors concerning the Group’s financial performance. Although EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as net finance cost, income tax benefit and expense and depreciation and amortization that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. Some of these limitations are: it does not reflect the Group’s capital expenditures or future requirements for capital expenditures or other contractual commitments; it does not reflect changes in, or cash requirements for, the Group’s working capital needs; it does not reflect finance cost; it does not reflect cash requirements for income taxes; that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and that other companies in SMIC’s industry may calculate these measures differently than SMIC does, limiting their usefulness as comparative measures.

The following table sets forth the reconciliation of EBITDA and EBITDA margin to their most directly comparable financial measures presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	December 31, 2016	September 30, 2016	December 31, 2015
	(Unaudited)	(Unaudited)	(Unaudited)
Profit for the period	58,038	112,143	30,078
Finance costs	9,253	1,236	2,783
Depreciation and amortization	215,586	185,688	142,717
Income tax (benefit) expense	(8,547)	960	5,770

EBITDA	274,330	300,027	181,348

Profit margin	7.1%	14.5%	4.9%

EBITDA margin	33.7%	38.7%	29.7%

(4)	For the purpose of hedging against the foreign exchange risk relating to the RMB denominated liabilities including bank loans, short-term notes and medium-term notes, the Group entered into cross currency swap contracts with a term fully matching the repayment schedule of these RMB denominated liabilities. These cross-currency swap contracts were designated as hedging instrument of cash flow hedges in 4Q16. The effective portion of changes in fair value of the cross currency swap contracts is recognized in other comprehensive income, which are reclassified to profit or loss in the period when the RMB denominated liabilities affect profit or loss in response to foreign exchange fluctuation.

As of
	December 31, 2016	September 30, 2016
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	5,687,357	5,718,786
Land use right	99,267	90,169
Intangible assets	248,581	225,109
Investments in associates	240,136	247,980
Investments in joint ventures	14,359	15,203
Deferred tax assets	45,981	45,649
Derivative financial instrument	32,894	27,931
Restricted cash	20,080	21,359
Other assets	42,870	44,634

Total non-current assets	6,431,525	6,436,820

Current assets
Inventories	464,216	459,299
Prepayment and prepaid operating expenses	27,649	35,878
Trade and other receivables	645,822	754,140
Other financial assets	31,543	141,082
Restricted cash	337,699	493,031
Cash and cash equivalent	2,126,011	1,634,752

	3,632,940	3,518,182
Assets classified as held-for-sale	50,813	53,379

Total current assets	3,683,753	3,571,561

TOTAL ASSETS	10,115,278	10,008,381

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.004 par value, 5,000,000,000 shares authorized, 4,252,922,259 and 4,227,509,724 shares issued and outstanding at December 31, 2016 and September 30, 2016, respectively	17,012	16,910
Share premium	4,950,948	4,923,459
Reserves	93,563	141,119
Accumulated deficit	(910,849)	(1,014,857)

Equity attributable to owners of the Company	4,150,674	4,066,631
Non-controlling interests	1,252,553	1,248,925

Total equity	5,403,227	5,315,556

Non-current liabilities
Borrowings	1,233,594	1,240,343
Convertible bonds	395,210	391,541
Bonds payable	494,909	494,474
Medium-term notes	214,502	222,911
Deferred tax liabilities	15,382	24,541
Deferred government funding	265,887	290,894
Other financial liabilities	74,170	15,724
Other liabilities	37,497	70,693
Total non-current liabilities	2,731,151	2,751,121

Current liabilities
Trade and other payables	940,553	1,099,528
Borrowings	209,174	66,655
Short-term notes	86,493	89,955
Convertible bonds	391,401	402,854
Deferred government funding	116,021	118,361
Accrued liabilities	230,450	163,663
Other financial liabilities	6,348	443
Current tax liabilities	460	245
Total current liabilities	1,980,900	1,941,704

Total liabilities	4,712,051	4,692,825

TOTAL EQUITY AND LIABILITIES	10,115,278	10,008,381

	For the three months ended
	December 31, 2016	September 30, 2016
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	58,038	112,143
Depreciation and amortization	215,586	185,688
Share of loss of investment using equity method	1,413	2,874
Changes in working capital and others	130,479	(101,173)

Net cash from operating activities	405,516	199,532

Cash flow from investing activities:
Payments for property, plant and equipment	(489,562)	(756,317)
Payments for intangible assets	(35,172)	(13,545)
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment(1) and assets classified as held for sale	250,430	4,271
Changes in restricted cash relating to investing activities	33,403	1,499
Payments to acquire financial assets	(33,902)	(504,852)
Proceeds on sale of financial assets	146,604	669,489
Proceeds from disposal of investment in joint ventures	—	2,440
Payment to acquire long-term investment	—	(22,995)
Payment for business combination, net of cash acquired	—	(69,825)
Dividends received from investment in joint ventures	—	2,027
Net cash used in investing activities	(128,199)	(687,808)

Cash flow from financing activities:
Proceeds from borrowings	213,221	—
Repayment of borrowings	(43,515)	(50,643)
Payment for issuance of short-term and medium-term notes	—	(2,205)
Proceeds from issuance of convertible bonds	—	441,155
Proceeds from exercise of employee stock options	11,056	5,886
Proceeds from non-controlling interest – capital contribution	50,254	145,000
Net cash from financing activities	231,016	539,193

Effects of exchange rate changes on the balance of cash held in foreign currencies	(17,074)	(2,836)

Net increase in cash and cash equivalent	491,259	48,081
Cash and cash equivalent, beginning of period	1,634,752	1,586,671
Cash and cash equivalent, end of period	2,126,011	1,634,752

Note:

(1)	In 4Q16, the amount included $249.2 million (3Q16: nil) of net proceeds under two leasing contracts entered into by the Group with Sino IC Leasing (Tianjin) Co., Ltd. (a wholly-owned subsidiary of Sino IC Leasing Co., Ltd, an associate of the Group) in the form of a sale and leaseback transaction with a repurchase option. The subject sold and leased back under the leasing contract is a batch of production equipment of the Group. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transaction have been accounted for disposal of property, plant and equipment followed with an operating lease.

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yong Hua as his Alternate)
Zhou Jie
Ren Kai
Lu Jun
Tong Guohua

Independent Non-executive Directors
William Tudor Brown
Lip-Bu Tan
Carmen I-Hua Chang
Shang-Yi Chiang
Jason Jingsheng Cong

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
February 14, 2017

• For identification purposes only